                                                                     EXHIBIT 1.2


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [CHINA MOBILE LOGO]


                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


                                  ANNOUNCEMENT

     Following careful consideration of the commercial benefits involved and taking into account the prevailing practice of other telecommunications companies worldwide, the Company intends to introduce a tariff package scheme as an extension to the Group's existing "Global Access" contract service.

     The Company has applied to the relevant telecommunications tariff regulatory authorities in China and has today been notified of the approval of the tariff package scheme from such authorities following extensive discussions. The Company intends to introduce the scheme in late March 2001. The introduction of a tariff package scheme in China is an important step forward in making China's telecommunications tariffs more market-oriented. The Board believes that the introduction of the tariff package scheme may expand the choices of contract services offered to its subscribers, promote subscribers loyalty and widen the differential between the Company's contract service business and pre-paid card service business. This will help to enhance the Group's competitiveness, promote the growth of subscriber base and usage volume, which is beneficial to the Group's long-term development.

     Investors and shareholders are strongly advised to exercise caution in dealing in the securities of the Company.


INTRODUCTION OF TARIFF PACKAGE SCHEME

     The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that following careful consideration of the commercial benefits involved and taking into account the prevailing practice of other telecommunications companies worldwide, the Company intends to introduce a tariff package scheme as an extension to the Group's existing "Global Access" contract service. The Group's existing services mainly consist of the "Global Access" contract service (with a once-off connection fee, a monthly fee of RMB50 and a base usage charge of RMB0.40 per minute) and the pre-paid card services (with no connection fee, no monthly fee but a base usage charge of RMB0.60 per minute).

     The Company has applied to the relevant telecommunications tariff regulatory authorities and has received the approval from such authorities after repeated discussions. The Company intends to introduce the scheme in late March 2001. This introduction of a tariff package scheme in China is an important step forward in making China's telecommunications tariff more market-oriented. The Company has devised the tariff package scheme in accordance with its subscribers' different consumption levels with the aim to catering for the needs of different subscribers and increasing the efficiency of business management through market segmentation, improved product differentiation and business positioning.


TARIFF PACKAGES

     The following table contains a summary of the various tariff packages. In broad terms, the higher the monthly fee of a tariff package, the greater is the concession, which is an illustration of the principle of "call more, save more". The tariff packages also come with different complimentary value-added services packages.


                                                      USAGE CHARGES                  USAGE CHARGES
                                                  DURING PEAK  HOURS(2)             DURING OFF-PEAK
                                                     FOR EACH MINUTE               HOURS(2) FOR EACH
                      BASIC USAGE COVERED         EXCEEDING THE COVERED          MINUTE EXCEEDING THE
MONTHLY FEE          BY THE MONTHLY FEE(1)             BASIC USAGE                COVERED BASIC USAGE
-----------          ---------------------        ---------------------          --------------------
(Renminbi)                 (Minute)                    (Renminbi)                      (Renminbi)

98                             170                         0.60                           0.30
168                            330                         0.50                           0.25
268                            600                         0.45                           0.22
388                          1,000                         0.40                           0.20
568                          1,700                         0.35                           0.18
788                          2,588                         0.30                           0.15


Notes:

(1)  Not including inter-provincial and international outgoing roaming calls.

(2) Peak hours: from 07:00 to 23:00 of each day; Off-peak hours: from 23:00 of each day to 07:00 of the next day.


BENEFITS OF THE TARIFF PACKAGE SCHEME TO THE GROUP

     Tariff package scheme is a prevailing practice among other telecommunications companies worldwide, which caters for market demands through market segmentation and improved product differentiation. The tariff package scheme to be introduced by the Group may expand the choices of contract services offered to its subscribers, promote subscribers loyalty as well as widen the price differential between contract service business and pre-paid card service business. The tariff packages are designed to leverage upon the usage charges per minute exceeding the basic usage in order to adjust the positioning of the subscribers within the tariff package scheme. With the introduction of the tariff package scheme, subscribers are encouraged to pay a relatively small extra fee per month and enjoy a relatively much cheaper additional basic usage. This can motivate subscribers to upgrade from a low-usage package to a high-usage package. Accordingly, the Board believes that the introduction of the tariff package scheme will help to strengthen the Group's competitiveness, enhance the growth of subscriber base and usage volume which are beneficial to the Group's long-term development.

     In the meantime, investors are strongly advised to exercise caution in dealing in the securities of the Company.



                                                     By Order of the Board
                                              CHINA  MOBILE (HONG KONG)  LIMITED
                                                         Wang Xiaochu
                                                           Chairman


Hong Kong, 28 February 2001